Mail Stop 3561

                                                February 27, 2006

Peter E. Julian
Chief Executive Officer
Performance Home Buyers, LLC
4130 Linden Avenue
Dayton, Ohio 45432

      Re:	Performance Home Buyers, LLC
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed February 8, 2006
      File No. 333-129604

Dear Mr. Julian:

      We inadvertently omitted the following comments in our letter to you dated February 24, 2006. Please respond to the comments in this letter and in our letter dated February 24, 2006 in one response letter. We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition...,
page
23

VIEs and Prior Financings, page 24
1. Please disclose the dollar amount of 18.35% subordinated debt units issued to the three holders of common units in lieu of cash distributions declared on their common units in the first full paragraph on page 25.

Financial Operations Review, page 25

Nine Months Ended September 30, 2005 Compared With Nine Months..., page 25
2. Please tell us how you are calculating the sales volume percentages in the last two sentences in the first paragraph of your discussion of gross profit on page 26.
3. It appears that the amount of inventory disclosed in the last paragraph in your discussion of gross profit on page 26 includes both inventories of residential property and rental property, but the amount of inventory disclosed in the first paragraph in your discussion of gross profit for the year ended December 31, 2004 compared with the year ended December 31, 2003 on page 27 excludes rental property. Please revise to provide consistent disclosure or tell us why the current disclosure is appropriate.

Year Ended December 31, 2004 Compared With Year Ended..., page 27
4. Please tell us how you are calculating the gross profit margin percentages in the first paragraph of your discussion of gross profit on page 27.
5. We note that you recognized an impairment loss on certain inventory in 2004. Please provide a description of the impaired assets and the facts and circumstances leading to impairment. In your discussion, please indicate the amount of the impairment loss and the caption in the statements of operations that included the loss in the notes to your financial statements. In this regard, it appears to be included in operations pursuant to paragraph 26 of FAS
144.
6. Please disclose the principal expenses included in selling, general and administrative expenses that fluctuated and the dollar amounts attributable to each principal item identified.

Liquidity and Capital Resources, page 28

Operations, page 28
7. Please tell us why the number of properties that you cashed out in
2004 does not correspond to the number of properties sold disclosed on page 27.

Liquidity, page 28
8. We note the revisions to your disclosure in response to comment
21
in our letter dated December 8, 2005. Please revise to disclose the dollar amounts of the transactions discussed in this section. For instance, please disclose the amount of:

* the 2003 loan to one of your officers which was converted to a distribution in 2004;

* 18.35% subordinated debt units issued to accredited investors in 2004;

* distributions made to retire loans, properties acquired from related parties and 18.35% subordinated debt units issued as distributions in preparation of the offering; and

* 18.35% subordinated debt units converted to equity in June 2005.

9. In addition, please include a discussion of other significant changes in financial position and related cash flows from operating and financing activities for the each of the periods presented.
For
example, please discuss:

* the terms and aggregate amount of notes payable to banks collateralized by first mortgages on properties acquired and the related increase in mortgage debt, restricted cash and residential property inventories;

* the terms and aggregate amount of notes payable to banks and individuals collateralized by guarantees of members including those of VIEs not discussed under the "VIEs and Prior Financing" section on page 24;

* capital contributions from common members and to VIEs;

* distributions to members and owners, including VIEs, other than those used to retire loans in preparation of the offering;

* loans from owners and officers; and

* the impact of extended payment arrangements with service providers on accounts payable and accrued liabilities.

If you do not believe that any of the above suggestions will result in a more meaningful discussion of your liquidity position, then please tell us your reason(s).

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact William Thompson, Staff Accountant, at (202) 551-3344 or Jim Allegretto, Senior Assistant Chief Accountant, at
(202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim,
Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3720
with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director

cc:	Philip Colton, Esq.
	Winthrop & Weinstine, P.A.
	Via Facsimile
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Peter E. Julian
Performance Home Buyers, LLC
February 27, 2006
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